Absolute Software Named a Leader in the Summer G2 Grid Report for Endpoint Management for Tenth Consecutive Quarter
In addition, Company’s Secure Access Platform Ranked a ‘High Performer’ in the Grid Report for Zero Trust Networking
VANCOUVER, British Columbia and SAN JOSE, Calif. — August 5, 2022 — Absolute Software™ (Nasdaq: ABST) (TSX: ABST), a leader in next generation Endpoint Resilience™ solutions, today announced that it has been named a Leader in the Summer 2022 Grid® Report for Endpoint Management published by G2, one of the world’s foremost business solutions review websites. For 10 consecutive quarters, Absolute has ranked in the highest quadrant for Endpoint Management solution providers based on user ratings from verified G2 users and high levels of customer satisfaction.
G2 defines Endpoint Management software as products that help users keep track of and secure devices within a system; typical features include asset management, patch management, and compliance evaluation. To be ranked a Market Leader, products must be highly rated by users who have been G2 verified and have substantial market presence scores. Absolute received a customer support satisfaction score of 92% and 97% of users rated Absolute 4 out of 5 stars.
One user shares that Absolute is “essential endpoint security and management. Absolute gives us the ability to manage our laptop and desktop estate remotely, providing essential usage and security statistics, plus the geo-location and IP reporting helps me keep track of asset locations.”
Another user commented on how Absolute is an “integral part of meeting our compliance standards. Absolute is a one-stop shop for meeting all our compliance requirements. The dashboard is easy to navigate and provides great snapshots of our current environment.”
Additionally, Absolute’s Secure Access platform (formerly NetMotion® by Absolute) was ranked a High Performer in the G2 Summer Grid Report for Zero Trust Networking. As with Endpoint Management, Grid inclusion requires solution providers to have high customer satisfaction and market presence; Absolute received a customer satisfaction score of 97%.
One user says, “We use NetMotion [Absolute Secure Access] in a public safety application and it literally is a lifesaver…Our fleet of both Law Enforcement and Fire Safety vehicles rely on it to maintain a constant connection while in transit and while working stationary in network congested environments.”
“Our top priority at Absolute is serving as a trusted partner to our customers, and we truly appreciate their thoughtful feedback and recognition,” said Matt Meanchoff, EVP of Customer Experience at Absolute. “Particularly in today’s distributed workplaces, having the ability to manage and heal devices, applications, and network connections is non-negotiable. We remain laser focused on delivering innovative solutions that ensure security, scalability, and connectivity without impeding the user experience – and enabling our customers to operate confidently and securely in the work-from-anywhere era.”
Embedded in the firmware of over half a billion devices, Absolute’s patented Persistence technology enables an always-on connection to the endpoint and allows for an always-on tunnel or network session. Absolute’s Secure Endpoint product portfolio enables IT and security personnel to ensure devices and mission-critical applications are capable of self-healing - strengthening a company’s security posture and helping IT maintain compliance. Absolute’s Secure Access product portfolio provides reliable network connectivity for users to gain secure access to critical resources in the public cloud, private data centers, or on-premises.
Download the full G2 Summer 2022 Grid Report for Endpoint Management here. To see what G2 users have to say about Absolute’s Secure Endpoint platform, or to leave a review, visit here. To see what G2 users have to say about Absolute’s Secure Access platform, or to leave a review, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by more than 17,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 20022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.
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For more information, please contact:
Media Relations
Becki Levine
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760